UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

China Yuchai International Limited

(Exact name of the registrant as specified in its charter)

Bermuda	1-13522	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

16 Raffles Quay #39-01A Hong Leong Building Singapore	048581
(Address of principal executive offices)	(Zip code)

Phung Khong Fock Thomas

Chief Financial Officer

16 Raffles Quay

#39-01A Hong Leong Building

Singapore 048581

Tel: +65 6220 8411

Fax: +65 6221 1172

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

A copy of China Yuchai International Limited’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.cyilimited.com under “Investor Relations”.

ITEM 1.02 – Exhibit

ITEM 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/Weng Ming Hoh	Date: May 23, 2018

Name:	Weng Ming Hoh
Title:	President/Director